                                                                      Exhibit 1

VERIFONE AND LIPMAN RECEIVE DOJ REQUEST FOR ADDITIONAL INFORMATION

SAN JOSE, Calif. and ROSH HAAYIN, Israel - (BUSINESS WIRE) - June 23, 2006 -
VeriFone Holdings, Inc. (NYSE: PAY) and Lipman Electronic Engineering Ltd.
(NASDAQ: LPMA; TASE: LPMA) today announced they have received a request for additional information (a "second request") from the United States Department of
Justice (DOJ) in connection with VeriFone's pending acquisition of Lipman.

The second request will extend the initial waiting period under the
Hart-Scott-Rodino Antitrust Improvements Act (HSR) during which the DOJ is permitted to review a proposed transaction until 30 days after VeriFone and
Lipman have substantially complied with the request, unless that period is voluntarily extended by VeriFone and Lipman or terminated earlier by the DOJ.
VeriFone and Lipman are in the process of gathering information to respond promptly to the second request and intend to work closely with the DOJ as it conducts its review.

VeriFone expects that the companies will hold meetings of their shareholders during September and intends to continue to work toward completing the transaction during VeriFone's fourth fiscal quarter ending October 31, 2006.

ABOUT VERIFONE HOLDINGS, INC.
(www.verifone.com)

VeriFone Holdings, Inc. ("VeriFone") (NYSE: PAY), a global leader in secure electronic payment technologies, provides expertise, solutions and services for today with a migration strategy for tomorrow. VeriFone delivers solutions that add value to the point of sale, resulting in improved merchant retention and the generation of new sources of revenue for its partners and customers. VeriFone solutions are specifically designed to meet the needs of vertical markets including financial, retail, petroleum, government and healthcare.

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN") solutions.
In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada and Latin America. For more information visit
www.lipman.biz.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements are based on management's current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological and/or regulatory factors, and other risks and uncertainties affecting the operation of the business of VeriFone Holdings, Inc. and Lipman Electronic Engineering Ltd. For a
list and description of such risks and uncertainties, see our filings with the
Securities and Exchange Commission (the "SEC"). VeriFone and Lipman are under no obligation to, and expressly disclaim any obligation to, update or alter their forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, VeriFone filed a registration statement on Form S-4 (Registration No. 333-134928), including a proxy statement of VeriFone, with the Securities and Exchange Commission (the "SEC") on June 9,
2006. Investors and security holders are urged to read the registration statement, including the proxy statement (and all amendments and supplements to
it) and other materials that VeriFone may file with the SEC when they become available, because they contain important information. Investors and security holders will be able to obtain free copies of the registration statement, including the proxy statement, as well as VeriFone's other filings, without charge, at the SEC's Web site (www.sec.gov) when they become available.
Copies of VeriFone's filings may also be obtained without charge from VeriFone at VeriFone's Web site (www.verifone.com) or by directing a request to: VeriFone
Holdings Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110 (Tel:
+1-408-232-7800, Attention: Director, Corporate Development & IR).

VeriFone, Lipman and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding VeriFone's directors and executive officers is available in VeriFone's
2005 Annual Report on Form 10-K filed with the SEC on December 20, 2005 and
VeriFone's proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 17, 2006, and information regarding Lipman's directors and executive officers is available in Lipman's 2005 Annual Report on Form 20-F filed with the SEC on March 9, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and proxy statement, and the other relevant documents filed with the
SEC when they become available.

CONTACT: VeriFone, Inc.
Investor Contact:
William Nettles, 408-232-7843
ir@verifone.com
or
Editorial Contact:
Pete Bartolik, 508-283-4112
pete_bartolik@verifone.com